Hamilton Lane and Guardian Announce Long-Term Strategic Partnership
Conshohocken, PA and New York, NY – November 3, 2025 – Leading private markets firm Hamilton Lane (Nasdaq: HLNE) and The Guardian Life Insurance Company of America® (“Guardian”), one of the nation’s largest life insurers and a leading provider of employee benefits, today announced an innovative, long-term strategic partnership.
Through this partnership, Hamilton Lane will manage Guardian’s existing private equity portfolio of nearly $5 billion. Guardian will also commit to invest approximately $500 million per year in private equity for the next 10 years through Hamilton Lane. This commitment maintains Guardian’s typical annual contribution to the asset class and supports its general account target allocation goals. This will include $250 million in seed capital for tactical new Evergreen initiatives to support the continued growth of Hamilton Lane’s Global Evergreen Platform. Guardian’s general account will gain more access to a much wider range of investment opportunities through Hamilton Lane’s industry-leading platform in a mix of primary, co-investment, and secondary market opportunities. To support the partnership’s shared goals of accelerating growth and driving value creation, Guardian will be granted equity warrants along with additional financial incentives.
Hamilton Lane will also partner with Guardian’s dually registered broker-dealer and registered investment adviser, Park Avenue Securities (PAS), to deliver investment solutions and provide strategic support and education to PAS clients. PAS has over 2,400 advisors, covering approximately $58.5 billion** of client assets under management.
The announcement aims to further enhance Hamilton Lane’s $119+ billion* Insurance Solutions platform which leverages the firm’s depth, scale and proprietary private markets data to structure customized solutions that address the specific needs of insurers.
This partnership also marks a significant milestone in Guardian’s long-term investment strategy and underscores Hamilton Lane’s position as a trusted partner in developing and delivering solutions tailored to insurers’ unique risk and return profiles and the opportunities available within private markets.
Erik Hirsch, Co-CEO at Hamilton Lane, commented: “We are excited to announce this strategic and innovative partnership with Guardian, a firm that embodies our values of putting our clients’ needs first and long-term commitment to delivering high-quality solutions to those we serve. This partnership is a testament to the strength of our Insurance Solutions platform and the trust we’ve built with leading institutional investors.”
Andrew McMahon, Guardian Chairman and CEO, said: “We’ve been deliberate in building partnerships that align with our purpose and deliver meaningful value to our policyholders. Partnering with Hamilton Lane allows us to enhance our investment and wealth management capabilities while supporting the financial well-being of our customers and policyholders through innovative, long-term strategies.”
The partnership transaction is expected to close at the end of the fourth quarter of 2025. Guardian investment professionals currently supporting the private equity portfolio are expected to join Hamilton Lane after the transaction closes, expanding the firm’s expertise in the insurance sector.
*Inclusive of $14.82B in discretionary assets under management and $105.15B in non-discretionary assets under management, as of 6/30/2025.
**As of December 31, 2024.
Media contacts:
Hamilton Lane
Tia Wilson
twilson@hamiltonlane.com
+1 484 816 6982

Guardian
mediarelations@glic.com

About Hamilton Lane
Hamilton Lane (Nasdaq: HLNE) is one of the largest private markets investment firms globally, providing innovative solutions to institutional and private wealth investors around the world. Dedicated exclusively to private markets investing for more than 30 years, the firm currently employs approximately 750 professionals operating in offices throughout North America, Europe, Asia Pacific and the Middle East. Hamilton Lane has approximately $986 billion in assets under management and supervision, composed of nearly $141 billion in discretionary assets and more than $845 billion in non-discretionary assets, as of June 30, 2025. Hamilton Lane specializes in building flexible investment programs that provide clients access to the full spectrum of private markets strategies, sectors and geographies. For more information, please visit our website or follow us on LinkedIn.
About Guardian
Guardian makes a difference in the lives of people when they need us most. With 165 years of stability and fiscal integrity, we are a trusted resource to generations of families and business owners, inspiring well-being and helping build financial confidence. Today, we stand behind millions of consumers, helping them prepare and plan for a bright future for themselves and their families. We help business owners care for their employees. And we help people recover and thrive in times of unexpected loss. As a modern mutual insurance company, we believe in driving value beyond dividends. We invest in our colleagues, are building an inclusive and innovative culture, and are helping to uplift communities through thoughtful corporate impact programs. Guardian, which is based in New York City, is a leading provider of life, disability, dental, and other benefits, and has received accolades for its culture and service. Our colleagues and financial professionals serve with care and experience, and our commitments rest on a strong financial foundation, which included a 2025 dividend allocation of $1.6 billion – the largest in the company's history. For more information, visit guardianlife.com or follow us on Facebook, LinkedIn, and YouTube.
Disclaimer
Park Avenue Securities LLC is a wholly owned subsidiary of The Guardian Life Insurance Company of America and is located at 10 Hudson Yards, New York, NY 10001. Member FINRA, SIPC.
Dividends are not guaranteed. They are declared annually by Guardian's Board of Directors. The total dividend calculation includes mortality experience and expense management as well as investment results.
All guarantees are backed by the strength and claims paying ability of the issuing insurance company.
Financial information concerning Guardian as of December 31, 2024, on a statutory basis: Admitted assets = $86.8 billion; liabilities = $77.5 billion (including $60.7 billion of reserves); and surplus = $9.3 billion.
Forward-Looking Statements
Some of the statements in this release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Words such as "will," "expect," "believe," "estimate," "continue," "anticipate," "intend," "plan" and similar expressions, or the negative version of these words or other comparable words, are intended to identify these forward-looking statements. Forward-looking statements discuss management's current expectations and projections relating to, among other things, the anticipated terms of the strategic partnership and whether the partnership transaction will be completed. All forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause actual results to be materially different. For more information regarding the risks and uncertainties that Hamilton Lane faces, you should refer to the "Risk Factors" detailed in Part I, Item 1A of the firm’s Annual Report on Form 10-K for the fiscal year ended March 31, 2025 and in its subsequent reports filed from time to time with the SEC, which are accessible on the SEC's website at http://www.sec.gov. The forward-looking statements included in this release are made only as of the date hereof. Hamilton Lane and Guardian undertake no obligation to update or revise any forward-looking statement as a result of new information or future events, except as otherwise required by law.